Exhibit (a)(11)

AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 467-0821

May 30, 2007

Dear Limited Partner:

We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Consolidated Capital Institutional Properties/2 for $10.00 (as previously amended) per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).

We have increased our offer price to $14.00 per unit in cash. The increased price will be paid for all units accepted for payment pursuant to the Offer, whether or not the units were tendered prior to the increase. If you have already tendered your units, you need not do anything at this time to receive the higher offer price.

We have extended our Offer until midnight, New York City time, on June 15, 2007. Our Offer was previously scheduled to expire on May 30, 2007. AIMCO Properties, L.P. has reported, based on information provided by the Information Agent for the Offer, that as of the close of business on May 22, 2007, 10,787 units had been tendered pursuant to the Offer.

We have amended and supplemented our Offer to Purchase to include additional information. A copy of the Supplement to Offer to Purchase dated May 30, 2007 is enclosed, along with an Amended and Restated Letter of Transmittal. Please review it carefully before making your decision as to whether or not to accept our offer.

If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.

If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

Sincerely,

AIMCO Properties, L.P.